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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

CheckFree Corporation
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
162816 10 2
(CUSIP Number)
December 3, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	162816 10 2

1	NAMES OF REPORTING PERSONS Peter J. Kight

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 4 Pages

CUSIP No. 162816 10 2
Item 1.
(a)	Name of Issuer: CheckFree Corporation

(b)	Address of Issuer’s Principal Executive Offices:

4411 East Jones Bridge Road, Norcross, GA 30092
Item 2.
(a)	Name of Persons Filing: Peter J. Kight

(b)	Address of Principal Business Office, or, if none, Residence:

4411 East Jones Bridge Road, Norcross, GA 30092

(c)	Citizenship: Mr. Kight is a United States Citizen

(d)	Title of Class of Securities: Common Stock, $.01 par value.

(e)	CUSIP Number: 162816 10 2
Item 3.
Not applicable.
Item 4. Ownership
(a)	Amount Beneficially Owned: 0 shares*

(b)	Percent of Class: 0%

(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0 shares*

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares*

(iv)	Shared power to dispose or to direct the disposition of: 0 shares
* On December 3, 2007, Fiserv, Inc. (“Fiserv”) completed its acquisition of CheckFree Corporation (“CheckFree”) pursuant to the terms of that certain Agreement and Plan of Merger, dated August 2, 2007, as amended (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Braves Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Fiserv (“Merger Sub”) merged with and into CheckFree, with CheckFree continuing as the surviving entity and a wholly owned subsidiary of Fiserv (the “Merger”). At the effective time of the Merger, the issued and outstanding shares of CheckFree common stock, par value $0.01 per share, were converted into the right to receive $48.00 per share in cash. The shares of CheckFree common stock beneficially owned by Mr. Kight were disposed of pursuant to the Merger Agreement for $48 per share.

Page 3 of 4 Pages

CUSIP No. 162816 10 2

Item 5.	Ownership of Five Percent or Less of a Class.
As of the date of this Schedule 13G, the reporting person has ceased to be the beneficial owner of more than five percent (5%) of CheckFree Corporation common stock, par value $0.01 per share.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2007	/s/ Peter J. Kight
By: Peter J. Kight

Page 4 of 4 Pages